SIDLEY AUSTIN LLP 787 SEVETH AVE NEW YORK, NY 10019 KAI HAAKON E. LIEKEFETT +1 (212) 839-8744 KLIEKEFETT@SIDLEY.COM	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

March 8, 2018

Via Edgar, Email and Federal Express

Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Consolidated-Tomoka Land Co.

Preliminary Proxy Statement filing made on February 26, 2018

File No. 001-11350

Dear Ms. Piland Posil:

On behalf of our client, Consolidated-Tomoka Land Co. (the “Company”, “we,” “us” or “our”), please find set forth below our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2018, with respect to the Preliminary Proxy Statement on Schedule 14A, File NO. 001-11350, filed with the Commission on February 26, 2018 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed a Revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Statement.

Background of the Solicitation, page 7

1.	Disclosure on page 12 indicates that on December 1, 2017, Ms. Franklin delivered a letter to Mr. Winters and the board of directors of the Wintergreen Fund, stating that the Board believed the 2018 Wintergreen Proposal and the 2018 Wintergreen Nominations were a calculated effort for the Wintergreen Fund to address its own apparent problems, and were not in the best interests of all of the Company’s shareholders. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for this particular statement.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Kai Haakon E. Liekefett

March 8, 2018

We acknowledge the Staff’s comment and we direct the Staff’s attention to pages 3-4 of the Company’s December 1, 2017 letter to Mr. Winters and Wintergreen Fund’s board of directors, which was publicly filed with the Commission on December 4, 2017 as additional soliciting material and is attached hereto as Exhibit A (the “Company Letter”). In the Company Letter under the heading “Wintergreen’s Concentration Issue,” the Company has provided support for its conclusion that Wintergreen’s actions with respect to the Company’s 2018 annual meeting are an attempt to “address its own apparent problems.” We have also revised this portion of the Revised Preliminary Proxy Statement to include support for these opinions and beliefs.

Compensation Discussion and Analysis, page 26

2.	Disclosure on page 69 indicates that Steven R. Greathouse is a named executive officer. Please include Mr. Greathouse in your executive compensation and other relevant disclosure or tell us why Mr. Greathouse should not be included in such disclosure. See Item 402(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment and the Company has revised the table on page 70 of the Revised Preliminary Proxy Statement to identify the persons listed in the table as executive officers instead of named executive officers. On January 24, 2018, the Company’s Board of Directors determined that Steven R. Greathouse met, as of such date, the definition of an executive officer. Mr. Greathouse is therefore expected to be among the Company’s named executive officers in the proxy statement filed in connection with our 2019 annual meeting. However, Mr. Greathouse did not serve as an executive officer at any time during 2017, including December 31, 2017 (the end of the Company’s last completed fiscal year). For this reason, pursuant to Item 402(a)(3) of Regulation S-K, he is not a named executive officer for purposes of the executive compensation and other disclosures in the 2018 proxy statement.

Executive Compensation Elements, page 31

3.	Disclosure on page 33 indicates that one of the metrics selected for 2017 under the Annual Incentive Plan was based on Total Net Operating Income, a non-GAAP measure. Please clarify how this non-GAAP measure is calculated from the audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

We acknowledge the Staff’s comment and the Company has amended its disclosure in the Revised Preliminary Proxy Statement as noted below to clarify how the non-GAAP measure of Total Net Operating Income is calculated from the audited financial statements:

For 2017, 20% of the potential cash incentive payout was to be determined based on the productivity of our portfolio of income-producing assets, which is defined as Total Net Operating Income and is calculated by aggregating the revenues of each of the operating segments presented

2

Kai Haakon E. Liekefett

March 8, 2018

on the face of the Company’s consolidated statement of operations, including Income Properties, Interest Income from Commercial Loan Investments, Golf Operations, Agricultural and Other Income, and our Real Estate Operations, and subtracting from that total both the total direct cost of revenues from the operating segments noted above, also as presented on the face of the Company’s consolidated statement of operations, as well as, the total amounts identified as the “Gain on Sale” and “Revenue from Reimbursement of Infrastructure Costs” provided in footnote 4 entitled ‘Land and Development Costs and Subsurface Interests’ included in the footnotes to the consolidated financial statements, which is a component of the results of the Real Estate Operations presented in the Company’s consolidated statement of operations.

Proposal 4: Approval of an Amendment to the Company’s Amended and Restated . . . . page 55

4.	Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

Proposal 4 in the Company’s Revised Preliminary Proxy Statement pertains to, among other things, an increase in the number of shares of common stock of the Company available for issuance under the Amended and Restated 2010 Equity Incentive Plan (the “Plan”) from 450,000 shares (which have been previously registered on registration statements on Form S-8) to 720,000 shares. We acknowledge the Staff’s comment, and the Company hereby informs the Commission, pursuant to Instruction 5 of Item 10 of Schedule 14A, that, assuming the Company’s shareholders approve the amendments to the Plan set forth in the proxy statement, the Company intends to file a registration statement on Form S-8 to register the additional 270,000 shares as soon as practicable following its 2018 annual meeting.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing, or if any additional information is required by the Staff, to Kai Haakon E. Liekefett at (212) 839-8744.

Sincerely,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Daniel E. Smith

Senior Vice President, General Counsel and Corporate Secretary

Consolidated-Tomoka Land Co.

3

Exhibit A

Company Letter

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☒                             Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, For Use of the Commission Only (As Permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☒	Soliciting Material under Rule 14a-12

CONSOLIDATED-TOMOKA LAND CO.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

The following press release was issued by Consolidated-Tomoka Land Co. on December 4, 2017.

Press

Release

Contact:	Mark E. Patten, Sr. Vice President & Chief Financial Officer mpatten@ctlc.com
Phone:	(386) 944-5643
Facsimile:	(386) 274-1223

FOR IMMEDIATE RELEASE

CONSOLIDATED-TOMOKA ISSUES RESPONSE

TO DIRECTOR NOMINATIONS AND

SHAREHOLDER PROPOSAL FROM WINTERGREEN ADVISERS

Initiates Dialogue with Wintergreen Fund’s Board of Directors

Regarding Conduct of Wintergreen Advisers

Demands Withdrawal of Nominations and Shareholder Proposal

DAYTONA BEACH, Fla. – December 4, 2017 – Consolidated-Tomoka Land Co. (NYSE American: CTO) (the “Company” or “CTO”) today responded to both a notice of intent to nominate three candidates for election to CTO’s board of directors (the “Board”), dated November 24, 2017, and a shareholder proposal dated November 13, 2017 (collectively, the “Wintergreen Materials”), received from Wintergreen Partners Fund, LP and Wintergreen Advisers, LLC, the advisor to the Wintergreen Fund, Inc. (NASDAQ: WGRNX and NASDAQ: WGRIX) (the “Fund” and collectively “Wintergreen”).

The Chairman of the Company, Laura M. Franklin, delivered a letter dated December 1, 2017, to Mr. David Winters of Wintergreen and to Mr. Bradden Backer, Mr. Nathan Adler, Mr. Joseph Bree, Mr. John Keffer, and Mr. John Wakely, the board of directors of the Fund, regarding the Wintergreen Materials. The full text of the letter follows:

Mr. Bradden Backer, Chairman

Mr. Nathan Adler, Director

Mr. Joseph Bree, Director

Mr. John Keffer, Director

Mr. John Wakely, Director

Wintergreen Fund, Inc.

333 Route 46 West, Suite 204

Mountain Lakes, NJ 07046

Mr. David Winters

Wintergreen Advisers, LLC

Wintergreen Partners Fund, LP

333 Route 46 West, Suite 204

Mountain Lakes, NJ 07046

RE:	Consolidated-Tomoka Land Co. 2018 Annual Meeting of Shareholders

Gentlemen:

As Chairman of the Board of Consolidated-Tomoka Land Co. (the “Company” or “CTO”), I am writing to you in response to the submission to CTO of a notice of intention to nominate three directors (“Nomination Notice”) to the CTO Board of Directors (the “Board”) and a shareholder proposal calling for a strategic review process (the “Wintergreen Proposal”), each having been submitted in November 2017, by Wintergreen Partners Fund, LP and Wintergreen Advisers, LLC, on behalf of its clients, including the Wintergreen Fund, Inc. (the “Fund” and collectively, “Wintergreen”).

The Board believes that the Nomination Notice and Wintergreen Proposal are calculated efforts by Wintergreen to deal with the Fund’s own apparent problems and are not in the best interests of all of CTO’s shareholders. We also firmly believe that it is in the best interests of all CTO shareholders to allow the Company to continue executing its business plan without the unwarranted distraction and cost of a second strategic review process since mid-2016, or another protracted and costly proxy fight.

We want to remind you that, as principals and directors of the Fund, you are bound by your fiduciary duties to your own investors. Consistent with these duties, we trust that you will carefully consider the contents of this letter and promptly withdraw the Nomination Notice and Wintergreen Proposal.

The Nomination Notice

We believe that a substantial majority of CTO’s shareholders continue to recognize that Wintergreen has engaged in activities intended to push the Company to pursue actions that promote outcomes that would disproportionately benefit Wintergreen without regard to the damage that might be caused to the Company and all our other shareholders. Such actions, which have persisted for more than two years, include a pattern of asserting baseless allegations against the Board and our senior management team, factual inaccuracies about the Company, and apparent violations of U.S. securities laws.

Consider that at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”), outside of Wintergreen’s own vote, less than 500,000 shares (or approximately 8% of CTO’s outstanding shares) were voted in support of the four Wintergreen nominees, three of whom Wintergreen has now re-nominated. Indeed, it seems worthwhile to also note that of the 45 independent institutional investors and mutual funds, other than Wintergreen, whose votes were tracked by ProxyInsight.com, not a single one voted for even one of Wintergreen’s nominees. In fact, the Fund’s CEO and Portfolio Manager, Mr. Winters, received the fewest votes of the eleven nominees. Both Institutional Shareholder Services and Glass Lewis backed the Company’s full slate of nominees and roundly rejected Wintergreen’s criticisms of the Company and its assessment of our execution of the Company’s business plan. We believe the voting results from the 2017 Annual Meeting (i) reflected the support of the substantial majority of our shareholders for the results being achieved by the Company; and (ii) indicated that a majority of our shareholders rejected Wintergreen’s nominees and their intentions.

We therefore do not see a reason to believe that another costly proxy contest associated with the 2018 Annual Meeting of Shareholders will result in a different outcome with regard to the election of Wintergreen’s candidates – as all three are the same nominees rejected by our shareholders last year. Instead, another proxy contest will require the Company to incur what will likely be very substantial expense and effort for the second year in a row. It is also likely to adversely impact the Company’s ability to execute its business plan, particularly the closing of certain transactions in the Land Pipeline (defined below) and the potential execution of additional land transaction contracts. Further, the ongoing public conflict with the Company’s largest shareholder will likely impact the market value of our shares.

Another proxy contest would ultimately harm the interests of all CTO shareholders, including the Fund, and the Fund’s investors, to whom you are the fiduciaries. Wintergreen seeks to bolster its claim that a change at the Board is appropriate by including in its Nomination Notice unsupported claims of additional “hidden value” that would somehow materialize for CTO shareholders were the Wintergreen nominees to be elected and were CTO to be sold or liquidated. We invite you to share with your investors and us what this hidden value represents and how it is derived. This type of baseless speculation seems to us to be extremely irresponsible for a large shareholder and member of the institutional investment community, and is yet another indication of Wintergreen’s disruptive behavior.

The Wintergreen Proposal

The Wintergreen Proposal requests that the Board again hire an independent financial advisor to evaluate ways to maximize shareholder value, including through a sale or liquidation of the Company. The Wintergreen Proposal is nearly identical to a proposal that was submitted by Wintergreen in November 2015. In response to the proposal from Wintergreen in 2015, an independent committee of the Board, working with Deutsche Bank as its independent financial advisor, completed a strategic alternatives review process (the “2016 Strategic Review”) in July 2016, which was deliberate and comprehensive, and included a full and objective evaluation of potential alternatives for maximizing shareholder value, including through a sale of the Company or a sale of some or all of our assets.

As part of the 2016 Strategic Review, the Company received two all-stock merger offers at a valuation of approximately $50 per share, which clearly did not adequately reflect the appropriate value of our business. At the conclusion of the 2016 Strategic Review, less than 18 months ago, the Board determined that continuing to execute CTO’s business plan was the best way to maximize value for all of our shareholders. The Board continues to believe that the continued execution of our business plan is the best way to maximize value for our shareholders, and that the re-election of our directors by a substantial majority of our shareholders at the 2017 Annual Meeting and overwhelming rejection of Wintergreen’s nominees was a clear indication that our shareholders agree with this conclusion.

CTO is successfully executing its business plan, most notably the monetization of our land holdings, in a tax efficient manner. This progress is evidenced by a number of objective measures including CTO’s pipeline of potential land transactions (under contract or letter of intent) which totals approximately 5,900 acres, or 73% of our total land holdings, with potential proceeds of approximately $153 million (the “Land Pipeline”). In addition, CTO has sold over 2,600 acres of land for approximately $88.5 million since John Albright became CEO in late 2011. It’s important to note, however, that while the majority of the transactions in our Land Pipeline are expected to close in 2018 and 2019, those transactions have not yet closed, and are subject to execution risk. It is misguided to believe that another strategic alternatives review process will yield a result different from the 2016 Strategic Review solely because a large amount of CTO’s land holdings has been added to the Land Pipeline.

Given the status of the Company’s Land Pipeline, it seems reasonable to ask why Wintergreen would seek to have the Company incur significant expense and distract management from the critical task of closing the transactions in the Land Pipeline, by conducting another strategic alternative process. It does not seem to me or my fellow directors that Wintergreen’s behavior is that of a shareholder that is seeking to maximize the value of CTO, which raises the question of Wintergreen’s true motives. To be clear, the market is well aware that this Board and management team remain open to any transaction that is in the best interest of all of CTO’s shareholders. If Wintergreen believes that a potential buyer for the Company was not contacted during the 2016 Strategic Review, we welcome Wintergreen to make that introduction.

The fact that the Wintergreen Proposal again suggests that a liquidation of the Company’s assets is a reasonable alternative for maximizing shareholder value is a startling demonstration that Wintergreen, in our view, does not understand the serious adverse tax implications of that alternative, and further demonstrates that Wintergreen’s aim is solely to serve its own needs. Wintergreen’s lack of understanding of the adverse tax implications of a liquidation of CTO is sufficiently surprising that we would suggest that you hire a financial advisor who specializes in the disposition and liquidation of real estate assets to assist you in your assessment of Wintergreen’s request.

Wintergreen’s Concentration Issue

The market is well aware of the fact that the manager of the Fund, Wintergreen Advisers, has accumulated an overly concentrated position in an illiquid stock for a mutual fund that must be in a position to provide liquidity to its own investors on a daily basis. Based on its most recent SEC filings, at 17%, the Fund’s position in CTO stock is its second-largest investment. This concentration is, in part, the result of the Fund’s total asset value declining from approximately $776 million as of September 30, 2015 to just $418 million (approximately) as of September 30, 2017, a decrease of approximately 46% in only two years. Because the Fund’s ownership of CTO shares is so great in relation to CTO’s trading volume, the divestiture of this position could not be completed through ordinary market transactions within a reasonable period of time, and the probable daily trading volumes would put substantial downward pressure on the market price of CTO’s stock. This would likely cause the Fund, and CTO’s other shareholders, to sustain losses. A reasonable investor could take the position that this dynamic represents an “overhang” in CTO’s stock price and is a possible reason CTO’s shares trade at a substantial discount to the net asset value estimated by the equity research analyst covering CTO. The Fund’s concentration issue is likely exacerbated by the upcoming effectiveness of new SEC regulations, which take effect in 18 months, which will require disclosures regarding illiquid positions of the Fund.

New disclosures by the Fund regarding the illiquidity of its position in CTO stock could call into question the Fund’s prior statements that it holds no illiquid securities. This could also cause the Fund to reduce the value it attributes to its CTO shares, an adjustment that would make it clear that Fund investors that had already redeemed their investment in the Fund had been favored over those that remain invested.

This analysis is what leads us to believe that Wintergreen’s apparent strategy for dealing with its own challenges is to force CTO to be sold or liquidated as soon as possible, without concern for whether such a sale would maximize value for CTO.

In Summary

The Company continues to perform and achieve strong results by most objective operating and financial measures. The management team is far along in the process of successfully monetizing the undeveloped land holdings in Daytona Beach and other assets such as our subsurface interests, in a tax efficient manner, and converting the proceeds into a high-quality portfolio of income-producing properties in major markets and growth markets across the country. Our cash flow has increased substantially and we have a more diverse, attractive set of real estate holdings. Our shareholders have also done well, realizing a 90%+ total return on their investment in CTO over the last five years and nearly 30% since the conclusion of the 2016 Strategic Review.

Our Board has evolved too, with increased diversity both in experience and background and more recently with significant shareholder representation. Just last month, we invited a principal from Carlson Capital, one of our largest institutional investors and 5th largest shareholder, to join the Board. Now, two of our largest shareholders (including our CEO, John Albright) are represented on the Board. And, it should be noted, Wintergreen itself was instrumental in selecting and nominating three of our six incumbent independent Board members.

Please know, as well, that as a Board we have a duty to safeguard the best interests of all CTO shareholders. We therefore remain prepared to take all available steps to protect our shareholders’ interests, including defending against any harm caused by Wintergreen’s repetitive activist campaigns and baseless attacks on the directors and senior management of the Company.

The Board remains open, at all times, to discuss ways in which CTO can assist the Fund with its issues, including by having the Company repurchase, at an appropriate price, all or a significant portion of the CTO shares held by the Fund and the other investment vehicles managed by Wintergreen Advisers.

Our efforts of outreach with the principals at Wintergreen have thus far proved to have limited benefit and generally only resulted in the Board and senior management being publicly and privately berated by Wintergreen Advisers. In the coming weeks, we will contact you to schedule a time to meet and discuss these matters, as we hope to open a productive dialogue with the Board of Directors of the Fund.

Sincerely,

/s/ Laura M. Franklin

Laura M. Franklin

Chairman of the Board

Consolidated-Tomoka Land Co.

cc:	Edward Horton (Seward & Kissel LLP)

The Company encourages all CTO shareholders to carefully read the proxy materials and other disclosures related to the upcoming 2018 Annual Meeting, which will be made available to all shareholders entitled to vote at the meeting.

About Consolidated-Tomoka Land Co.

Consolidated-Tomoka Land Co. is a Florida-based publicly traded real estate company, which owns a portfolio of income investments in diversified markets in the United States including over 2.1 million square feet of income properties, as well as approximately 8,100 acres of land in the Daytona Beach area. Visit our website at www.ctlc.com.

We encourage you to review our most recent investor presentations for the quarter ended September 30, 2017 and the presentation for the NAREIT conference, both are available on our website at www.ctlc.com.

SAFE HARBOR

Certain statements contained in this press release (other than statements of historical fact) are forward-looking statements. Words such as “believe,” “estimate,” “expect,” “intend,” “anticipate,” “will,” “could,” “may,” “should,” “plan,” “potential,” “predict,” “forecast,” “project,” and similar expressions and variations thereof are intended to identify certain of such forward-looking statements, which speak only as of the dates on which they were made, although not all forward-looking statements contain such words. Although forward-looking statements are made based upon management’s expectations and beliefs concerning future developments and their potential effect upon the Company, a number of factors could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. Such factors may include the completion of 1031 exchange transactions, the availability of investment properties that meet the Company’s investment goals and criteria, the modification of terms of certain land sales agreements, uncertainties associated with obtaining required governmental permits and satisfying other closing conditions for planned acquisitions and sales, as well as the uncertainties and risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the Securities and Exchange Commission. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Company’s 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), to be held at such time and place to be announced by the Board. The Company intends to file a proxy statement and related proxy materials with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any solicitation of proxies from the Company’s shareholders in connection with the 2018 Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT AND ALL OTHER RELATED MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE 2018 ANNUAL MEETING. Updated information regarding the identity of potential participants in the solicitation of proxies in connection with the 2018 Annual Meeting, and their direct or indirect interests, by security holdings or otherwise, will be set forth in such definitive proxy statement and other materials to be filed with the. Shareholders may obtain the Proxy Statement, any amendments or supplements to the Proxy Statement and other materials filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of our corporate website at www.ctlc.com.